Exhibit 99.10

CONSENT

TO:	Alexco Resource Corp. (the "Company") British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

The Manitoba Securities Commission

Ontario Securities Commission

Toronto Stock Exchange

United States Securities and Exchange Commission

Dear Sirs / Mesdames:

Re:	Short Form Prospectus Offering

Reference is made to the final short form base shelf prospectus of the Company dated September 21, 2018 and the documents incorporated by reference therein, including the Company's amended and restated annual information form for the year ended December 31, 2017 (collectively, the "Prospectus") and to the Company’s amended annual report on Form 40-F/A (the “Annual Report”) and the Company’s amended registration statement on Form F-10/A (File No. 333-227024) (the “Registration Statement”) and to the technical report entitled "Technical Report, Preliminary Economic Assessment of the Keno Hill Silver District Project, Yukon Territory, Canada" dated effective January 3, 2017 and amended on September 14, 2018 (the "Report").

I hereby:

7.	consent to:

a.	the public filing of the Report;

b.	being named in the Prospectus, the Annual Report and the Registration Statement, as an author of the Report; and

c.	the use any extracts from and/or a summary of the Report in the Prospectus, the Annual Report and the Registration Statement, and to the incorporation of the Report by reference into the Prospectus, the Annual Report and the Registration Statement,; and

8.	confirm that I have read the Prospectus and that:

a.	it fairly and accurately represents the information in the sections of the Report for which I am responsible; and

b.	I have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Report or that are within my knowledge as a result of the services performed by me in connection with the Report.

Dated this September 21st day of September, 2018.

/s/ Jeff Austin
Jeff Austin, P.Eng.